Filed Pursuant to Rule 424(b)(3)

Registration No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 4 DATED JUNE 12, 2020

TO THE PROSPECTUS DATED APRIL 15, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 15, 2020 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update to our May 2020 rent collections;

•	to provide an update on our 2020 redemptions to date;

•	to disclose the transaction price for each class of our common stock as of July 1, 2020;

•	to disclose the calculation of our May 31, 2020 NAV per share for each class of our common stock; and

•	to provide an update on the status of our current public offering (the “Offering”).

 May 2020 Rent Collections Update

As of May 31, 2020, we collected 97% of our rent across all asset classes vs. 97% in April 2020. Here is the breakdown by asset class:

•	Multifamily (44% of AUM) is 95% collected vs. 96% last month at the same time
•	Office (35% of AUM) is 100% collected vs. 98% last month at the same time
•	Industrial (9% of AUM) is 100% collected vs. 97% last month at the same time
•	Medical Office (6% of AUM) is 94% collected vs. 94% last month at the same time

Hotel (6% of AUM) continues to recover. Month-over-month occupancies have increased from 19% at the end of April 2020 to 26% as the end of May 2020.

The trend remains positive. As of June 10, 2020, rent collections are slightly ahead of where they were on the same date in May 2020 and month-to-date hotel occupancies are up 6% to 32%. This gives us continued optimism in the strength of our portfolio.

2020 Redemptions Update

As of May 31, 2020, total redemptions for the year are just under 1.6% as a percentage of our NAV.

SREIT-SUP4-0620

July 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2020 (and repurchases as of June 30, 2020) is as follows:

Transaction Price (per share)
Class S	$21.27
Class T	$21.14
Class D	$21.17
Class I	$21.23

The July 1, 2020 transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2020. A detailed presentation of the NAV per share is set forth below. No transactions or events have occurred since May 31, 2020 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

May 31, 2020 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for May 31, 2020 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of May 31, 2020 ($ and shares in thousands):

Components of NAV	May 31, 2020
Investments in real properties	$3,525,662
Investments in real estate-related securities	278,084
Cash and cash equivalents	57,583
Restricted cash	56,134
Other assets	22,695
Debt obligations	(2,365,495)
Subscriptions received in advance	(22,365)
Other liabilities	(72,750)
Performance participation accrual	(46)
Management fee payable	(1,531)
Accrued stockholder servicing fees (1)	(647)
Minority interest	(22,645)
Net asset value	$1,454,679
Number of outstanding shares	68,460

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of May 31, 2020, we have accrued under GAAP $63.2 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of May 31, 2020:

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$795,060,962	$44,751,766	$50,531,051	$554,134,687	$10,200,496	$1,454,678,962
Number of outstanding shares	37,371,266	2,117,183	2,386,535	26,104,881	480,539	68,460,404
NAV per share as of May 31, 2020	$21.27	$21.14	$21.17	$21.23	$21.23

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2020 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.7%	5.3%
Hotel	9.3%	8.1%
Office	8.1%	7.5%
Industrial	6.9%	6.2%
Medical office	7.5%	7.4%

These assumptions are determined by the Advisor, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Hotel Investment Values	Office Investment Values	Industrial Investment Values	Medical office Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.9%	+1.9%	+2.6%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.8)%	(1.8)%	(2.4)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	+3.0%	+1.8%	+2.2%	+1.9%	+2.1%
(weighted average)	0.25% increase	(2.7)%	(1.6)%	(2.1)%	(1.9)%	(2.0)%

The following table provides a breakdown of the major components of our NAV as of April 30, 2020 ($ and shares in thousands):

Components of NAV	April 30, 2020
Investments in real properties	$3,519,807
Investments in real estate-related securities	280,794
Cash and cash equivalents	73,452
Restricted cash	60,889
Other assets	24,078
Debt obligations	(2,365,496)
Subscriptions received in advance	(26,184)
Other liabilities	(62,634)
Performance participation accrual	(46)
Management fee payable	(1,509)
Accrued stockholder servicing fees (1)	(619)
Minority interest	(74,293)
Net asset value	$1,428,239
Number of outstanding shares	67,259

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of April 30, 2020, we have accrued under GAAP $62.3 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of April 30, 2020:

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$776,848,987	$45,827,999	$50,993,635	$544,373,837	$10,194,871	$1,428,239,329
Number of outstanding shares	36,539,501	2,170,193	2,409,739	25,659,259	480,539	67,259,231
NAV per share as of April 30, 2020	$21.26	$21.12	$21.16	$21.22	$21.22

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 68,144,963 shares of our common stock (consisting of 37,506,559 Class S shares, 2,172,302 Class T shares, 2,374,556 Class D shares and 26,091,546 Class I shares) in the primary offering for total proceeds of $1.4 billion and (ii) 1,416,492 shares of our common stock (consisting of 915,398 Class S Shares, 34,065 Class T Shares, 62,165 Class D Shares and 404,864 Class I Shares) pursuant to our distribution reinvestment plan for a total value of $30.1 million. We intend to continue selling shares in the offering on a monthly basis.

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